

September 10, 2010

Tom Lacey
President and Chief Executive Officer
Phoenix Technologies Ltd.
915 Murphy Ranch Rd.
Milpitas, CA 95035

      Re: **Phoenix Technologies Ltd.**
              Preliminary Merger Proxy Statement on Schedule 14A
              Filed September 3, 2010
              File No. 000-17111

Dear Mr. Lacey:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

The Merger Agreement

Explanatory Note Regarding the Merger Agreement, page 40

1.   We note your inclusion of disclaimers regarding the limited purposes of the information contained in the merger agreement, which has been filed with your proxy statement. Please tell us how you determined that disclaimers such as these are consistent with your disclosure obligations, or revise your disclosure as appropriate. See Exchange Act Release No. 34-51283 (March 1, 2005). In particular, we note your statement that "information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures." Please confirm your understanding that notwithstanding the inclusion of this general disclaimer, you are responsible for disclosing any additional specific material information regarding material contractual provisions that is required to make the statements included in the filing not misleading.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3483 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 with any questions.

Sincerely,

Katherine Wray
Attorney-Advisor

cc: Via Facsimile (650) 843-4001
        Thomas Kellerman, Esq.
        Morgan, Lewis & Bockius LLP